UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hana Biosciences, Inc.

File No. 001-32626 - CF#24047
_____

        Hana Biosciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2009.

        Based on representations by Hana Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through May 27, 2014

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Pamela Howell
        Special Counsel